# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wheels Up Experience Inc., CIK 0001819516
CUSIP: 96328L205
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2135 American Way, Chamblee, Georgia (GA), 30341
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001257391

## Reporting persons
- WHITEBOX ADVISORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 8,905,292; sole dispositive power 0; shared dispositive power 28,365,086; aggregate amount beneficially owned 28,365,086 (3.9% of the class)
- WHITEBOX GENERAL PARTNER LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 8,905,292; sole dispositive power 0; shared dispositive power 28,365,086; aggregate amount beneficially owned 28,365,086 (3.9% of the class)

## Item 1. Issuer
Name of issuer: Wheels Up Experience Inc.
Address of issuer's principal executive offices: 2135 American Way, Chamblee, Georgia, 30341

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"); and

(ii) Whitebox General Partner LLC, a Delaware limited liability company ("WGP" and, together with WA, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the business office of WA and WGP is:

3033 Excelsior Boulevard

Suite 500

Minneapolis, MN 55416
Citizenship: WA and WGP are organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of September 30, 2025, each of WA and WGP is deemed to be the beneficial owner of 28,365,086 shares of Class A Common Stock, as a result of WA's clients' ownership of 28,365,086 shares of Class A Common Stock.

The voting rights over the shares of Class A Common Stock owned by clients of WA that are not "citizens of the United States" (as defined in 49 USC section 40102(a)(15)(C)) are limited to, collectively, 1% of all shares of Class A Common Stock entitled to vote at a meeting of the Issuer's stockholders.
Percent of class:
As of September 30, 2025, each of WA and WGP is deemed to beneficially own approximately 3.9% of the shares of Class A Common Stock outstanding.

Percent of class is calculated based on 720,346,459 shares of Class A Common Stock outstanding as of September 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed on November 5, 2025.
Sole power to vote or to direct the vote: WA and WGP: 0
Shared power to vote or to direct the vote: WA and WGP: 8,905,292
Sole power to dispose or to direct the disposition: WA and WGP: 0
Shared power to dispose or to direct the disposition: WA and WGP: 28,365,086

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: WA's clients are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Effective September 13, 2024, the Reporting Persons may be deemed to have formed a "group", within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with each of Kore Fund Ltd. and Kore Advisors LP (together, "Kore"). The group formed thereby may be deemed to beneficially own, in the aggregate, 45,371,593 shares of Class A Common Stock, representing approximately 6.3% of the shares of Class A Common Stock outstanding. It is the understanding of the Reporting Persons that Kore will be filing a separate Schedule 13G pursuant to Rule 13d-1(k)(2). The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that Kore may be deemed to beneficially own.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement, dated November 14, 2025, by and among the Reporting Persons

## Signatures
- WHITEBOX ADVISORS LLC: /s/ Gina Scianni, Gina Scianni, Associate General Counsel & Deputy Chief Compliance Officer (11/14/2025)
- WHITEBOX GENERAL PARTNER LLC: /s/ Gina Scianni, Gina Scianni, Authorized Signatory (11/14/2025)